Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

February 14, 2020

VIA COURIER AND EDGAR

Re:	Change Healthcare Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed February 14, 2020 File No. 333-236234

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby transmit (i) via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and (ii) via courier copies of the Registration Statement marked to show changes from (A) the SpinCo Registration Statement (as defined below) confidentially submitted on January 10, 2020 and (B) Amendment No. 1 to the Registration Statement filed on February 10, 2020. The Registration Statement has been revised to include unaudited financial statements as of December 31, 2019 and for the nine months ended December 31, 2019 and 2018 and to reflect certain other changes.

The Registration Statement contains a joint preliminary prospectus—offer to exchange (the “Joint Preliminary Prospectus”) that is being filed by (i) PF2 SpinCo, Inc. (“SpinCo”), McKesson Corporation’s subsidiary, as part of a registration statement on Form S-4 and Form S-1 (File No. 333-236236) (the “SpinCo Registration Statement”) and (ii) Change Healthcare as part of the Registration Statement.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO

SECURITIES AND EXCHANGE COMMISSION	2	February 14, 2020

We are happy to provide alternate marked versions of Amendment No. 2 (marked against any other previous submission) to the extent they would be helpful to the Staff. Please do not hesitate to contact me at (202) 636-5804 or William R. Golden III at (202) 636-5526 with any questions you may have regarding this filing.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Jan Woo

Brittany Ebbertt

Craig Wilson

Change Healthcare Inc.

Neil E. de Crescenzo

Fredrik Eliasson

Loretta A. Cecil